SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司



19 May 2006

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



06013670

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 18 May 2006 as published in the South China Morning Post in Hong Kong on 19 May 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary



IK/lc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

5/24



21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

## ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

**THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 18 MAY 2006 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.**


SUMMARY

**SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA** ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the first quarter ended 31 March 2006 in Malaysia on 18 May 2006. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.


SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the first quarter ended 31 March 2006 in Malaysia on 18 May 2006. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

### SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

**UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT**
**FOR THE FIRST QUARTER ENDED 31 MARCH 2006**

| | Three Months Ended | |
|---|---|---|
| | **31.3.2006** | **31.3.2005** |
| | *RM'000* | *RM'000* (Restated)# |
| **Revenue** | **79,311** | **67,668** |
| Operating profit before exceptional items | 17,820 | 9,829 |
| Exceptional items | – | – |
| Operating profit after exceptional items | 17,820 | 9,829 |
| Interest expense | (1,500) | (1,610) |
| Interest income | 27 | 17 |
| Share of results of associates | (653) | (198) |
| **Profit before taxation** | **15,694** | **8,038** |
| Taxation | (4,274) | (2,732) |
| **Profit for the period** | **11,420** | **5,306** |
| Attributable to: | | |
| **Shareholders of Shangri-La Hotels (Malaysia) Berhad** | **9,948** | **4,616** |
| Minority Interests | 1,472 | 690 |
| | **11,420** | **5,306** |
| Basic Earnings per Ordinary Share (sen) | 2.26 | 1.05 |
| Diluted Earnings per Ordinary Share (sen) | NA | NA |

# *Certain figures in 2005 have been restated for comparative purposes in accordance with the new and revised Financial Reporting Standards adopted by the SHMB Group with effect from 1 January 2006.*

*NA – not applicable*

GENERAL

**SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.**

**THE CHANGE OF ACCOUNTING POLICIES OF THE SHMB GROUP WOULD NOT HAVE ANY MATERIAL IMPACT ON SA'S FINANCIAL RESULTS IN 2006 AS SA HAS ALREADY ADOPTED THE NEW ACCOUNTING POLICIES IN THE FINANCIAL YEAR ENDED 31 DECEMBER 2005.**

**SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2006 CONSOLIDATED RESULTS OF SHMB IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.**

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 18 May 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*